Form G-FIN/A



11015232

FR G-FIN
OMB No. 7100-0224
Average hours per response: 1.0
Approval expires April 30, 2013

OFFICIAL USE
11-00383

Notice of Government Securities Broker or Government Securities Dealer Activities To Be Filed by a Financial Institution Under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):
   - A. ☐ Comptroller of the Currency
   - B. ☐ Board of Governors of the Federal Reserve System
   - C. ☒ Federal Deposit Insurance Corporation
   - D. ☐ Office of Thrift Supervision
   - E. ☐ Securities and Exchange Commission

2. Conducts business as:
   - A. ☐ Government Securities Broker
   - B. ☐ Government Securities Dealer
   - C. ☒ Government Securities Broker and Dealer

3. Filing status of notice:
   - A. ☐ Notice
   - B. ☒ Amendment

Securities and Exchange Commission
RECEIVED
FEB 15 2011
Branch of Registrations and Examinations

4. A. Full name of the financial institution:

Bank of the West

B. Address of principal office of financial institution:

180 Montgomery Street, San Francisco CA 94104

C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

2527 Camino Ramon, San Ramon CA 94583

D. Mailing address if different from (B) or (C):

Same as above #4C

E. Name, title and telephone number of contact person with respect to this notice:

Name	Title	Telephone
Amy Chan	Perm. Control	925-843-8409

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ☒ Yes B. ☐ No

(If yes, provide addresses and describe activities.)

Capital Markets
300 S. Grand Ave
LA, CA 90071

Disaster Recovery Location - 2655 Stanwell Dr. Concord CA 94520

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

*** See Attached Document ***

Last	First	Middle	Title
Last	First	Middle	Title
Last	First	Middle	Title
Last	First	Middle	Title
Last	First	Middle	Title

Note: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☐ Yes B. ☒ No

Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. 400.4(c).) Similar requirements are applicable to Form MSD-4 and Form U-4.

8. **The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.**

Please print name and title of person executing this notice:

Tami		Girton	EVP + Treasurer
First	Middle	Last	Title

[signature] 1/7/16

Manual Signature Date

G-FIN *(attachment)*

Full Name

Last	First	Middle	Title
Girton	Tani	R.	Treasurer
McMullen	Kenneth	C.	Assistant Treasuer
Stead	Michael	J.	Director of Capital Markets
Jogal	Amit	A.	Capital Market Invest. Sales Mgr.
Crow	Gary	L.	Investment Officer
Mallonee	Donal	C.	Treasury Officer
Sway	David	A.	Assistant Portfolio Manager
Goodeill	William	M.	Treasury Operations Manager – Sr.
Oh	Noeline	T.	Treasury Operations Supervisor
Moffat	Christopher	A.	FX Operations Manager

Barber, Alonzo

From: Johnson, Kimberly
Sent: Tuesday, February 08, 2011 3:55 PM
To: Lenyear, Valerie P.
Cc: Barber, Alonzo; Burks, Barbara; Robinson, Monica; Middleton, Carlton
Subject: RE: IARD/ADV AMDT DEF LETTER - BLUEBAY ASSET MANAGEMENT LTD (801-61494)

Ok thanks,
Will we be receiving a new fax number for our fax machine in mailroom 8031?

From: Lenyear, Valerie P.
Sent: Tuesday, February 08, 2011 3:41 PM
To: Barber, Alonzo; Johnson, Kimberly; Burks, Barbara; Robinson, Monica; Middleton, Carlton
Subject: FW: IARD/ADV AMDT DEF LETTER - BLUEBAY ASSET MANAGEMENT LTD (801-61494)

Hello all,

Please remove the fax number from all of your deficiency letters. The fax number indicated is an out-of-service fax number used when we were located at the Op Center. A fax number isn't necessary since we don't accept filings by fax.

Thanks,
Valerie

From: Barber, Alonzo
Sent: Tuesday, February 08, 2011 2:02 PM
To: JPETROVIC@BLUEBAYINVEST.COM
Cc: Lenyear, Valerie P.
Subject: IARD/ADV AMDT DEF LETTER - BLUEBAY ASSET MANAGEMENT LTD (801-61494)

Dear JELENA PETROVIC,

The Form ADV amendment submitted to the Financial Industry Regulatory Authority's. ("FINRA") Investment Adviser Registration Depository ("IARD") electronic filing system on February 2, 2011, contains deficiencies, which requires correcting.

Please amend Schedule A, which asks for information about your direct owners and executive officers. Please bear in mind; we require full legal names (last, first, and middle name). If there is no middle name or only a middle initial, the information provided next to the name should reflect as such; (NMN) or (MI ONLY). Amend using Schedule C for direct owners.

In order to amend filing, please access Web IARD, check "New Filing", "Other Than Annual Amendment", and make the necessary correction(s).

If you have any questions relating to your IARD account or system entitlement, navigation, or usage, please contact FINRA at 240-386-4848 or email them at webiard@finra.com <mailto:webiard@finra.com>. For more information about IARD, log onto the following website:

<http://www.iard.com>. If we can be of further assistance, contact the undersigned on (202) 551-5807, Fax Number (703) 914-4368 or by e-mail at barbera@sec.gov.

Sincerely,

Alonzo Barber, SEC
The Registrations Branch
100 F Street, NE, Mail Stop 8031
Washington, DC 20549